Neurobiological Technologies, Inc.

2000 Powell Street, Suite 800

Emeryville, CA 94608

March 21, 2006

VIA EDGAR CORRESPONDENCE AND FACSIMILE

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Neurobiological Technologies, Inc.

Acceleration Request for Registration Statement on Form S-3 (No. 333-123017)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date of the above-referenced Registration Statement be accelerated to Friday, March 23, 2006, at 4:00 p.m., EDT, or as soon thereafter as practicable.

Sincerely,

Neurbiological Technologies, Inc.

/s/ Craig Carlson
Craig Carlson
Chief Financial Officer

cc: Nasdaq (via facsimile)